McMILLAN BINCH

BARRISTERS & SOLICITORS

02 FEB 21 AM 8:5

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FAX 416.865.7048 • WWW.MCBINCH.COM • TELEPHONE 416.865.7000

Reply Attention of *Chung H. Yue*
Direct Line *(416) 865-7296*
Internet Address *Cyue@mcbinch.com*
Our File No. *0056106*
Date *February 1, 2002*

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.

02015342

SUPPL

Dear Mesdames/Sirs:

Re: Boliden AB
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of January 2, 2002 through the date of this letter:

1. News release – Boliden determines value of Boliden AB ordinary shares delivered pursuant to plan of arrangement to be C$6.00, January 21, 2002; and

2. News release – Boliden: 5.4 million euro acquisition in Holland: Boliden increases copper tubing production by 40%, January 22, 2002.

Yours truly,

Chung H. Yue
Law Clerk

Enclosures
K:\SEC\CHY\BOLIDEN\LETSEC47.DOC

dlw 2/26

FILE NO.

82-470

CNW Canada NewsWire

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BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Boliden determines value of Boliden AB ordinary shares delivered pursuant to plan of arrangement to be C$6.00

TORONTO, Jan. 21 /CNW/ - Boliden Limited announced today that it has determined that the value of the Boliden AB ordinary shares delivered to former shareholders of the Corporation pursuant to the recently completed plan of arrangement involving the Corporation and Boliden AB was C$6.00 per share. The determination was based on the weighted average trading prices of the Boliden AB ordinary shares on the Toronto Stock Exchange and the Stockholm Exchange on December 5, 6 and 7, 2001, the first trading days following the completion of the plan of arrangement.

The determined value of a Boliden AB ordinary share is equal to C$0.30 for every common share, and C$11.325 for every convertible preferred share, of the Corporation held by former shareholders of the Corporation immediately before completion of the plan of arrangement.

This information is being provided to former shareholders of the Corporation in accordance with the Management Information Circular sent to them in connection with the plan of arrangement to assist them to calculate their gains and losses for Canadian income tax purposes. Although the Corporation believes that the value of a Boliden AB ordinary share determined by the Corporation is reasonable, former shareholders of the Corporation are cautioned that this value is not binding on the Canada Customs and Revenue Agency.

-30-

For further information: Secretary, Boliden Limited, 145 King Street West, Toronto, Ontario M5H 1J8, Telephone: (416) 364 2727, Fax: (416) 364 5484

BOLIDEN LIMITED has 56 releases in this database.

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FILE NO.

82-470

BOLIDEN LIMITED

Quotes
BOL. (TSE)

Releases Earnings

Attention Business Editors:

Boliden: 5.4 million euro acquisition in Holland:

Boliden increases copper tubing production by 40%

STOCKHOLM, Sweden, Jan. 22 /CNW/ - Boliden's subsidiary, Boliden Cuivre & Zinc (BCZ) has acquired the assets of Dutch copper tubing manufacturer HME Nederland BV (HME) for 5.4 million euro. The acquisition raises Boliden's production of copper tubing by almost 40% and thereby establishes Boliden as one of three largest manufacturers of sanitary copper tubing in Europe, with a market share of approximately 16%.

"HME is profitable and provides a positive cash flow from the first year of acquisition, as well as generating the growth we need to further develop the sound profitability we have within BCZ today," says Jan Johansson, CEO for Boliden.

HME, with a turnover of approximately 45 million euro, will be completely integrated with BCZ. The deal generates good industrial synergies, including the ability to maintain operations with only two thirds of the earlier workforce. In addition, both operations are located in the same vicinity.

-30-

For further information: Jan Johansson, CEO and President Boliden AB, tel: +46 8 610 15 00 or +46 705 55 02 02; Bengt-Olof Johansson, Business Area Manager Fabrication, tel: +46 70 217 69 89

BOLIDEN LIMITED has 56 releases in this database.

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